Mail Stop 4561

April 26, 2007

Mark E. Ties
Chief Financial Officer
XATA Corporation
151 East Cliff Road, Suite 10
Burnsville, Minnesota 55337

> **Re:** **XATA Corporation**
> **Form 10-KSB for the fiscal year ended September 30, 2006**
> **File No. 000-27166**

Dear Mr. Ties:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief